UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT
FOR THE PERIOD

Beginning April 1, 2003 and Ending December 31, 2003

TO THE

    U.S.  SECURITIES AND EXCHANGE COMMISSION
OF

Great Plains Energy Services Incorporated

(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation April 1, 2003                                                              If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized:  Missouri

Location of Principal Executive Office of Reporting Company: 1201 Walnut Street,
              Kansas City, Missouri 64106

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Lori A. Wright	Controller	1201 Walnut, Kansas City, Mo 64106

(Name)	(Title)	(Address)

Name of Principal Holding Company whose Subsidiaries are served by Reporting
              Company:  Great Plains Energy Incorporated

INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.  Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (§210.3-01(b)).

6.  Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, §210.3-01(c)).

7.  Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically with this Form U-13-60.

9.  Organizational Chart

The service company shall summit with each annual report a copy of its current organization chart.

10.  Methods of Allocation

The service company shall summit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.   Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.  Collection of Information

The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 (“Act”) require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent fourteen and one-half (14.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Rents	Account 931	33

Taxes Other Than Income Taxes	Account 408	34

Donations	Account 426.1	35

Other Deductions	Account 426.5	36

Notes to Statement of Income	Schedule XVIII	37

Organization Chart	Attachment	38

Methods of Allocation	Attachment	39	-40

Annual Statement of Compensation for Use of Capital Billed	Attachment	41

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Schedule I - Comparative Balance Sheet
(In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31

		2003	2002

	Service Company Property

101	Service company property (Schedule II)	$-	$-
107	Construction work in progress (Schedule II)	203	-

	Total Property	203	-

108	Less accumulated provision for depreciation and amortization of
	service company property (Schedule III)	-	-

	Net Service Company Property	203	-

123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-

	Total Investments	-	-

	Current and Accrued Assets

131	Cash	(200)	-
134	Special deposits	-	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	200	-
141	Notes receivable	-	-
143	Accounts receivable	181	-
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	12,737	-
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	370	-
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-

	Total Current and Accrued Assets	13,288	-

	Deferred Debits

181	Unamortized debt expense	-	-
184	Clearing accounts	-	-
186	Miscellaneous deferred debits (Schedule IX)	2,669	-
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-

	Total Deferred Debits	2,669	-

	TOTAL ASSETS AND OTHER DEBITS	$16,160	$-

	Proprietary Capital

201	Common stock issued (Schedule XI)	$10	$-
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income (loss) (Schedule XI)	(1,884)	-

	Total Proprietary Capital	(1,874)	-

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-

	Total Long-Term Debt	-	-

	Other Noncurrent Liabilities

228.2	Accumulated provision for injuries and damages	163	-
228.3	Accumulated provision for pensions and post retirement benefits	5,054	-

	Total Other Noncurrent Liabilities	5,217	-

	Current and Accrued Liabilities

231	Notes payable	-	-
232	Accounts payable	12,075	-
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Account payable to associate companies (Schedule XIII)	308	-
236	Taxes accrued	(173)	-
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	375	-
242	Miscellaneous current and accrued liabilities (Schedule XIII)	1,773	-

	Total Current and Accrued Liabilities	14,358	-

	Deferred Credits

253	Other deferred credits	235	-
255	Accumulated deferred investment tax credits	-	-

	Total Deferred Credits	235	-

	Accumulated Deferred Income Taxes
282	Accumulated deferred income taxes-other property	-	-
283	Accumulated deferred income taxes-other	(1,776)	-

	Total Accumulated Deferred Income Taxes	(1,776)	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$16,160	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule II - Service Company Property
(In Thousands)

	Balance at		Retirement		Balance
	Beginning		or	Other	at Close
Description	of Year	Additions	Sales	Changes (1)	of Year

Service Company Property

Account
301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous intangible plant	-	-	-	-	-
304 Land and land rights	-	-	-	-	-
305 Structures and improvements	-	-	-	-	-
306 Leasehold improvements	-	-	-	-	-
307 Equipment (2)	-	-	-	-	-
308 Office furniture and equipment	-	-	-	-	-
309 Automobiles, other vehicles and	-	-	-	-	-
related garage equipment	-	-	-	-	-
310 Aircraft and airport equipment	-	-	-	-	-
311 Other service company property (3)	-	-	-	-	-

SUB-TOTAL	-	-	-	-	-
107 Construction work in progress (4)	-	203	-	-	203

TOTAL	$-	$203	$-	$-	$203

(1) Provide an explanation of those changes considered material: N/A
(2) Subacccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of year: N/A
(3) Describe other service company property: N/A
(4) Describe construction work in progress: Cash management system

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule III — Accumulated Provision for Depreciation and Amortization of Service Company Property
(In Thousands)

Other
	Balance at	Additions		Changes	Balance
	Beginning	Account		Add	at Close
Description	of Year	403	Retirements	(Deduct)(1)	of Year

Account
301 Organization	$-	$-	$-	$-	$-
303 Miscellaneous intangible plant	-	-	-	-	-
304 Land and land rights	-	-	-	-	-
305 Structures and improvements	-	-	-	-	-
306 Leasehold improvements	-	-	-	-	-
307 Equipment	-	-	-	-	-
308 Office furniture and fixtures	-	-	-	-	-
309 Automobiles, other vehicles
and related garage equipment	-	-	-	-	-
310 Aircraft and airport equipment	-	-	-	-	-
311 Other service company property	-	-	-	-	-

TOTAL	$-	$-	$-	$-	$-

(1) Provide an explanation of those changes considered material: N/A

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule IV — Investments
(In Thousands)

Instructions:

Complete the following schedule concerning investments.

Under Account 124 "Other Investments" state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account
123 Investment in associate companies	$-	$-
124 Other investments	-	-
136 Temporary cash investments
AIM Government & Agency Portfolio	-	200

TOTAL	$-	$200

         ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule V - Accounts Receivable from Associate Companies
(In Thousands)

Instructions:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account
146 Accounts Receivable from Associate Companies

Kansas City Power & Light Company	$-	$10,328
KLT Inc. (including Strategic Energy, L.L.C.)	-	873
Home Service Solutions Inc.	-	560
Worry Free Service, Inc.	-	61
Innovative Energy Consultants Inc.	-	19
Great Plains Power Incorporated	-	118
Great Plains Energy Incorporated	-	778

TOTAL	$-	$12,737

Analysis of Convenience or Accommodation Payments:

Total
Payments (1)

Kansas City Power & Light Company	$2,816
Worry Free Service, Inc.	3

$2,819

(1)     Convenience payments relate to security and directors and officers insurance.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule VI — Fuel Stock Expenses Undistributed
(In Thousands)

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 Fuel stock expenses undistributed	$-	$-	$-

TOTAL	$-	$-	$-

Summary:

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule VII — Stores Expense Undistributed
(In Thousands)

Instructions:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 Store expense undistributed	$-	$-	$-

TOTAL	$-	$-	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule VIII - Miscellaneous Current and Accrued Assets
(In Thousands)

Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 174 Miscellaneous current and accrued assets	$-	$-

TOTAL	$-	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule IX - Miscellaneous Deferred Debits
(In Thousands)

Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 186 Miscellaneous deferred debits
Prepaid pension costs	$-	$1,255
Prepaid supplemental executive retirement program	-	104
Prepaid postretirement health and life	-	429
Intangible pension asset	-	881

TOTAL	$-	$2,669

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule X - Research, Development or Demonstration Expenditures
(In Thousands)

Instructions:

Provide a description of each material research, development or demonstration project which incurred costs by the service corporation during the year.

Description	Amount

Account 188 Research, development or demonstration expenditures	$-

TOTAL	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XI - Proprietary Capital
(In Thousands)

		Number of	Par or Stated	Outstanding Close of Period

Account	Class of	Shares	Value	No. of	Total
Number	Stock	Authorized	Per Share	Shares	Amount

201	Common stock issued	100	$-	1	$10

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description	Amount

Account 211 Miscellaneous paid-in-capital	$-

Account 215 Appropriated retained earnings	-

TOTAL	$-

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform of System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentages, amount of of dividend, date declared and date paid.

	Balance at	Net Income	Dividends	Balance at
Description	Beginning of Year	or (Loss)	Paid	Close of Year

Account 216 Unappropriated retained earnings	$-	-	-	$-

TOTAL	$-	-	-	$-

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 219 Accumulated other comprehensive
income (loss) (1)	$-	$(1,884)

TOTAL	$-	$(1,884)

(1) At December 31, 2003, GPES recorded a minimum pension liability adjustment of $4.0 million due to lower discount rates and prior years' losses in the market value of plan assets. The adjustment resulted in a charge to accumulated other comprehensive income (loss) of ($3.1 million) or ($1.9 million net of tax).

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XII - Long-Term Debt
(In Thousands)

Instructions:

Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224-Other long-term debt provide the name of the creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Terms of
Name	Obligation				Balance at			Balance at
of	Class & Series	Date of	Interest	Amount	Beginning of		Deductions	Close of
Creditor	of Obligation	Maturity	Rate	Authorized	Year	Additions	(1)	Year

Account 223
Advances from
associate
companies					$-	$-	$-	$-

Account 224
Other long-term
debt					-	-	-	-

TOTAL					$-	$-	$-	$-

(1)     Give an explanation of deductions: N/A

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XIII — Current and Accrued Liabilities
(In Thousands)

Instructions:

Provide the balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 233 Notes payable to associate companies	$-	$-

Account 234 Accounts payable to associate companies
Great Plains Energy Incorporated	-	308

Account 242 Miscellaneous current and accrued liabilities
Accrued vacation	-	1,772
Miscellaneous	-	1

TOTAL	$-	$1,773

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XIV – Notes to Financial Statements

Instructions:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note 1 – Summary of Significant Accounting Policies

Organization
Great Plains Energy Services Incorporated (GPES) is a wholly-owned subsidiary of Great Plains Energy Incorporated (GPE or Company), a public utility holding company registered with and subject to the regulation of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (35 Act). GPES was formed in April 2003 as a service company under the 35 Act to provide support and administrative services to GPE and certain of its subsidiaries.

Nature of Operations
GPES provides services at cost. Costs are ultimately assigned to GPE or one of its subsidiaries based on allocations or cost assignments developed to reflect the actual cost as closely as practical and to prevent the subsidization of any company. The charges for services include no compensation for the use of equity capital.

Basis of Presentation
GPES follows the Uniform System of Accounts prescribed for public utilities by the Federal Energy Regulatory Commission modified to include certain service company accounts in accordance with SEC guidance. GPES’ financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less.

Income Taxes
GPE and its subsidiaries file consolidated federal and consolidated, combined or separate state income tax returns. Deferred income taxes are recorded using statutory tax rates to reflect the effect of temporary differences between financial reporting and tax purposes.

Note 2 – Common Stock

GPES is authorized to issue 100 shares of no par common stock. GPE holds all of the outstanding GPES common stock. At December 31, 2003, GPES had one share of common stock outstanding.

Note 3 – Related Party Transactions

GPES has entered into service agreements with GPE and its subsidiaries to provide services at cost. At December 31, 2003, GPES’ associates include:

o	Great Plains Energy Incorporated
o	Kansas City Power & Light Company
o	Home Service Solutions Inc.
o	Worry Free Service, Inc.
o	Innovative Energy Consultants Inc.
o	Great Plains Power Incorporated
o	KLT Inc.(including Strategic Energy, L.L.C.)

At December 31, 2003, associate company receivables and associate company payables were approximately $12.7 million and $0.3 million, respectively.

Note 4 – Pension Plans and Other Employee Benefits

GPE’s defined benefit pension plans cover substantially all employees of the Company, including officers. Benefits under these plans reflect the employees’ compensation, years of service and age at retirement. The funding policy for the pension plans is to contribute amounts sufficient to meet the minimum funding requirements under the Employee Retirement Income Security Act of 1974 plus additional amounts as considered appropriate.

Pension contributions and expenses are allocated to the Company’s subsidiaries based on the labor costs of the plan participants. GPES’ share of pension costs and contributions in 2003 were $2.0 million and $1.9 million, respectively.

Primarily as a result of lower discount rates and prior years’ losses in the market value of plan assets, the Company recorded an additional minimum pension liability adjustment. The additional minimum pension liability is allocated based on each plan’s funded status. GPES’ portion of the additional minimum pension liability at December 31, 2003 was $4.0 million offset by an intangible asset of $0.9 million and other comprehensive income (loss) of $3.1 million ($1.9 million net of tax).

In addition to providing pension benefits, the Company provides certain postretirement health care and life insurance benefits for substantially all retired employees. The cost of postretirement health care and life insurance benefits are accrued during an employee’s years of service. The Company funds the portion of net periodic postretirement benefit costs that are tax deductible. For postretirement health care plans, contributions and expenses are allocated to the Company’s subsidiaries based on the number of plan participants. GPES’ share of postretirement expenses was approximately $1.3 million in 2003.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XV - Statement of Income
(In Thousands)

		Current	Prior
Account	Description	Year	Year

	Income

457	Services rendered to associate companies	$53,983	$-
458	Services rendered to nonassociate companies	-	-

	TOTAL INCOME	53,983	-

	Expense

506	Miscellaneous steam power operations	1,053	-
507	Steam power operations-rents	232	-
546	Production turbine operations	16	-
557	Production other expenses	399	-
566	Transmission operations miscellaneous expense	77	-
567	Transmission operations-rents	229	-
580	Distribution operations	1	-
583	Distribution operations-overhead lines	10	-
587	Distribution operations-customer installations	4	-
588	Distribution maintenance miscellaneous expense	1,206	-
589	Distribution operations-rents	752	-
591	Distribution maintenance-structures	175	-
901	Customer accounts-supervision	27	-
902	Meter reading expense	50	-
903	Customer records and collection expense	1,343	-
908	Customer assistance expense	47	-
912	Sales expense	3	-
920	Salaries and wages	18,635	-
921	Office supplies and expenses	3,454	-
922	Administrative expense transferred - credit	4,933	-
923	Outside services employed	3,307	-
924	Property insurance	-	-
925	Injuries and damages	812	-
926	Employee pensions and benefits	8,845	-
928	Regulatory commission expense	59	-
930.1	General advertising expense	238	-
930.2	Miscellaneous general expense	1,572	-
931	Rents	2,319	-
932	Maintenance of structures and equipment	1,634	-
933	Transportation expense	52	-
403	Depreciation and amortization expense	-	-
408	Taxes other than income taxes	1,450	-
409	Income taxes	(166)	-
410	Provision for deferred income taxes	-	-

411	Provision for deferred income taxes - credit	166	-
411.5	Investment tax credit	-	-
417.1	Nonutility operations	118	-
419	Interest and dividend income	(7)	-
426.1	Donations	289	-
426.4	Civic and political lobbying	596	-
426.5	Other deductions	32	-
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	14	-
431	Other interest expense	7	-

	TOTAL EXPENSE	53,983	-

	NET INCOME OR (LOSS)	$-	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Analysis of Billing Associate Companies - Account 457
(In Thousands)

	Direct Costs	Indirect Costs	Compensation	Total
Name of Associate Company	Charged	Charged	For Use of Capital	Amount Billed
	457-1	457-2	457-3

Kansas City Power & Light Company	$28,662	$15,773	$-	$44,435
Home Service Solutions Inc.	287	274	-	561
Worry Free Service, Inc.	102	134	-	236
Innovative Energy Consultants Inc.	48	17	-	65
Great Plains Power Incorporated	144	328	-	472
Great Plains Energy Incorporated	3,178	993	-	4,171
KLT Inc. (including Strategic Energy, L.L.C.)	2,123	1,920	-	4,043

TOTAL	$34,544	$19,439	$-	$53,983

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Analysis of Billing Nonassociate Companies — Account 458
(In Thousands)

Instructions:

Provide a brief description of the services rendered to each nonassociate company:

	Direct Costs	Indirect Costs	Compensation	Total	Excess or	Total
Name of Nonassociate Company	Charged	Charged	For Use of Capital	Cost	Deficiency	Amount Billed
	458-1	458-2	458-3		458-4

None

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies
(In Thousands)

Instructions:

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Services

		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

506	Miscellaneous steam power operations	$1,053	$-	$1,053	$-	$-	$-	$1,053	$-	$1,053
507	Steam power operations-rents	232	-	232	-	-	-	232	-	232
546	Production turbine operations	16	-	16	-	-	-	16	-	16
557	Production other expenses	399	-	399	-	-	-	399	-	399
566	Transmission operations misc. expense	77	-	77	-	-	-	77	-	77
567	Transmission operations-rents	229	-	229	-	-	-	229	-	229
580	Distribution operations	1	-	1	-	-	-	1	-	1
583	Distribution operations-overhead lines	10	-	10	-	-	-	10	-	10
587	Distribution operations-customer installations	4	-	4	-	-	-	4	-	4
588	Distribution maintenance miscellaneous exp	1,206	-	1,206	-	-	-	1,206	-	1,206
589	Distribution operations-rents	752	-	752	-	-	-	752	-	752
591	Distribution maintenance-structures	175	-	175	-	-	-	175	-	175
901	Customer accounts-supervision	27	-	27	-	-	-	27	-	27
902	Meter reading expense	50	-	50	-	-	-	50	-	50
903	Customer records and collection expense	1,343	-	1,343	-	-	-	1,343	-	1,343
908	Customer assistence expense	47	-	47	-	-	-	47	-	47
912	Sales expense	3	-	3	-	-	-	3	-	3
920	Salaries & wages	12,563	6,072	18,635	-	-	-	12,563	6,072	18,635
921	Office supplies & expenses	1,598	1,856	3,454	-	-	-	1,598	1,856	3,454
922	Administrative exp transferred-credit	1,793	3,140	4,933	-	-	-	1,793	3,140	4,933
923	Outside services employed	1,380	1,927	3,307	-	-	-	1,380	1,927	3,307
924	Property insurance	-	-	-	-	-	-	-	-	-
925	Injuries and damages	615	197	812	-	-	-	615	197	812
926	Employee pensions & benefits	5,068	3,777	8,845	-	-	-	5,068	3,777	8,845
928	Regulatory commission expense	59	-	59	-	-	-	59	-	59
930.1	General advertising expenses	224	14	238	-	-	-	224	14	238
930.2	Miscellaneous general expenses	1,482	90	1,572	-	-	-	1,482	90	1,572
931	Rents	455	1,864	2,319	-	-	-	455	1,864	2,319
932	Maintenance of structures & equipment	1,208	426	1,634	-	-	-	1,208	426	1,634
933	Transportation expense	29	23	52	-	-	-	29	23	52
403	Depreciation & amortization expense	-	-	-	-	-	-	-	-	-
408	Taxes other than income tax	1,450	-	1,450	-	-	-	1,450	-	1,450
409	Income tax	(166)	-	(166)	-	-	-	(166)	-	(166)
410	Provision for deferred income tax	-	-	-	-	-	-	-	-	-
411	Provison for deferred income taxes-credit	166	-	166	-	-	-	166	-	166
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
417.1	Nonutility operations	115	3	118	-	-	-	115	3	118
419	Interest and dividend income	(7)	-	(7)	-	-	-	(7)	-	(7)
426.1	Donations	274	15	289	-	-	-	274	15	289
426.4	Civic and political lobbying	570	26	596	-	-	-	570	26	596
426.5	Other deductions	23	9	32	-	-	-	23	9	32
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associated companies	14	-	14	-	-	-	14	-	14
431	Other interest expense	7	-	7	-	-	-	7	-	7

	TOTAL EXPENSE	34,544	19,439	53,983	-	-	-	34,544	19,439	53,983

	Compensation for Use of Equity Capital
430	Interest on debt to associate companies	-	-	-	-	-	-	-	-	-

	TOTAL COST OF SERVICE	$34,544	$19,439	$53,983	$-	$-	$-	$34,544	$19,439	$53,983

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XVII - Schedule of Expense Distribution by Department or Service Function
(In Thousands)

Instruction:

Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			Corporate
			Development
Account	Description of Items	Total	and	Public	Corporate	Corporate	Human	Support	Information	Financial	Admin.	Misc.
		Amount	Compliance	Affairs	Finance	Values	Resources	Services	Technology	Services	Services	Services

506	Miscellaneous steam power operations	$1,053	$-	$-	$-	$-	$-	$1,028	$25	$-	$-	$-
507	Steam power operations-rents	232	-	-	-	-	-	68	164	-	-	-
546	Production turbine operations	16	16	-	-	-	-	-	-	-	-	-
557	Production other expenses	399	208	-	-	-	4	1	162	-	-	24
566	Transmission operations miscellaneous expense	77	19	-	-	-	-	37	21	-	-	-
567	Transmission operations-rents	229	-	-	-	-	-	1	228	-	-	-
580	Distribution operations	1	-	-	-	-	-	1	-	-	-	-
583	Distribution operations-overhead lines	10	-	-	-	-	-	-	9	-	-	1
587	Distribution operations-customer installations	4	-	-	-	-	-	-	4	-	-	-
588	Distribution maintenance miscellaneous expense	1,206	45	-	-	-	8	694	459	-	-	-
589	Distribution operations-rents	752	-	-	-	-	-	32	720	-	-	-
591	Distribution maintenance-structures	175	-	-	-	-	-	175	-	-	-	-
901	Customer accounts-supervision	27	-	-	27	-	-	-	-	-	-	-
902	Meter reading expense	50	-	-	-	-	-	-	50	-	-
903	Customer records and collection expense	1,343	-	-	24	-	-	30	1,099	190	-	-
908	Customer assistance expense	47	-	-	-	-	47	-	-	-	-	-
912	Sales expense	3	-	-	-	-	-	3	-	-	-	-
920	Salaries and wages	18,635	3,885	795	3604	150	1,419	2,954	4,764	806	41	217
921	Office supplies and expenses	3,454	544	118	313	43	671	898	741	78	5	43
922	Administrative expense transferred-credit	4,933	567	29	588	11	114	1,421	2,016	126	7	54
923	Outside services employed	3,307	1,178	32	710	18	297	712	323	20	1	16
924	Property insurance	-	-	-	-	-	-	-	-	-	-	-
925	Injuries and damages	812	43	-	171	-	380	37	95	6	-	80
926	Employee pensions and benefits	8,845	1,656	779	1447	56	838	1,475	2,156	322	14	102
928	Regulatory commission expense	59	-	-	1	-	-	58	-	-	-	-
930.1	General advertising expense	238	4	225	1	-	1	3	4	-	-	-
930.2	Miscellaneous general expense	1,572	448	699	344	1	47	11	9	10	-	3
931	Rents	2,319	397	60	235	13	75	451	1,008	49	4	27
932	Maintenance of structures	1,634	74	4	46	3	12	1,162	315	10	1	7
933	Transportation expense	52	9	6	3	1	-	11	22	-	-	-
403	Depreciation and amortization expense	-	-	-	-	-	-	-	-	-	-	-
408	Taxes other than income taxes	1,450	289	15	175	5	52	301	539	34	2	38
409	Income taxes	(166)	-	-	-	-	-	-	-	-	-	(166)
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes-credit	166	-	-	-	-	-	-	-	-	-	166
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-	-	-
417.1	Nonutility operations	118	-	-	26	-	-	1	1	-	-	90
419	Interest and dividend income	(7)	-	-	-	-	-	-	-	-	-	(7)
426.1	Donations	289	6	272	2	-	-	4	4	-	-	1
426.4	Civic and political lobbying	596	5	570	3	-	1	6	10	-	-	1
426.5	Other deductions	32	5	25	-	-	-	1	-	-	-	1
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	14	-	-	-	-	-	-	-	-	-	14
431	Other interest expense	7	-	-	-	-	-	-	-	-	-	7

	TOTAL EXPENSES	$53,983	$9,398	$3,629	$7,720	$301	$3,966	$11,576	$14,948	$1,651	$75	$719

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Service Function Analysis of Salaries - Account 920
(In Thousands)

		Departmental Salary Expense
		Included in Amounts Billed to			Number of

Name of Department	Total	Parent	Other	Non	Personnel
Indicate each department or service function	Amount	Company	Associates	Associates	End of Year (1)

Corporate development and compliance	$3,886	$491	$3,395	$-	63
Public affairs	796	196	600	-	22
Corporate finance	3,604	340	3,264	-	22
Corporate values	150	1	149	-	8
Human resources	1,420	8	1,412	-	26
Support services	2,954	129	2,825	-	50
Information technology	4,763	82	4,681	-	132
Financial services	804	20	784	-	66
Administrative services (2)	41	2	39	-	-
Miscellaneous services (2)	217	5	212	-	-

TOTAL	$18,635	$1,274	$17,361	$-	389

        (1) Not rounded to thousands
        (2) Labor in administrative services and miscellaneous services is labor charged to work orders by employees in all other departments.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Outside Services Employed - Account 923
(In Thousands)

Instructions:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000 only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		Relationship
		"A" - Associate
		"NA"- Non
From Whom Purchased	Address	Associate	Amount

Outside Service - Security
Allied Security Incorporated		NA	$430
Other (41)		NA	20

SUB-TOTAL			450

Outside Service - Auditing & Tax
Deloitte & Touche LLP		NA	328
Other (3)		NA	5

SUB-TOTAL			333

Outside Service - Financial
William Blair & Company		NA	311
Standard & Poor's		NA	7

SUB-TOTAL			318

Outside Service - Risk Management
Morrow Management Services, L.L.C.		NA	216

SUB-TOTAL			216

Outside Service - Computer
Pintlar Technologies		NA	179
Institute for Management Studies		NA	109
Symantec Corporation		NA	38
Meta Group		NA	27
Other - Computer (11)		NA	70

SUB-TOTAL			423

Outside Service - Legal
Spencer, Fane, Britt & Browne		NA	112
Bioff, Finucane, Coffey & Holland, L.L.P.		NA	37
Polsinelli, Shalton & Welte, P.C.		NA	31
Skadden, Arps, Slate, Meagher		NA	40
Other - Legal (10)		NA	42

SUB-TOTAL			262

Outside Service - Consulting
Bridge Strategy Group	NA	382
Gould, Nate	NA	35
Orman, Gregory J	NA	51
Other Consulting (10)	NA	47

SUB-TOTAL		515

Outside Service - Human Resources
Spencer Stuart	NA	342
Kelly Services, Inc.	NA	82
J. Howard & Associates, Inc.	NA	32
MarketSphere Consulting, LLC	NA	40
T.I.P. Research Inc.	NA	50
Towers Perrin	NA	36
Other - Human Resources (24)	NA	147

SUB-TOTAL		729

Outside Services - Facility Services
Victor G. Construction Co.	NA	29
Other - Facility Services (8)	NA	32

SUB-TOTAL		61

TOTAL		$3,307

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Employee Pensions and Benefits - Account 926
(In Thousands)

Instructions:

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description	Amount

Educational assistance	$79
Employee assistance	39
Employee publications and other communications	160
Dental insurance	322
Medical	2,140
Life and accident insurance	28
Long-term disability insurance	86
Other post retirement benefits	1,342
Pension plan	2,033
Savings investment plan	716
Severance pay	2,177
Transfer to construction	(318)
Other	41

TOTAL	$8,845

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

General Advertising Expenses - Account 930.1
(In Thousands)

Instructions:

Provide a listing of the amount included in Account 930.1, “General Advertising Expenses,” classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount

Advertising in newspapers, bill inserts, internet, company
store logo merchandise, sponsorships of service
territory events, labor for corporate communications	American Royal Association	$15
and community relations	Bakers Man Productions, LLC	6
	Elcom	16
	Tee Time	5
	Eweb Translator Inc	7
	Xpedx	7
	Other (43)	47
	Payroll	135

TOTAL		$238

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Miscellaneous General Expenses - Account 930.2
(In Thousands)

Instructions:

Provide a listing of the amount included in Account 930.2, “Miscellaneous General Expenses,” classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. §441(b)(2)) shall be separately classified.

Description	Amount

Board of director's fees and expenses	$318
Company association dues	351
Investor relations and communications	663
Other	240

TOTAL	$1,572

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Rents - Account 931
(In Thousands)

Instructions:

Provide a listing of the amount included in Account 931, “Rents,” classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

General office equipment	$1,717
Computer equipment	602

TOTAL	$2,319

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Taxes Other Than Income Taxes - Account 408
(In Thousands)

Instructions:

Provide an analysis of Account 408, “Taxes Other Than Income Taxes.” Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kinds of Tax	Amount

Other than U. S. Government
Miscellaneous occupational taxes	$39
State unemployment taxes	2

SUB-TOTAL	41

U. S. Government
F.I.C.A taxes	1,408
Federal unemployment	1

SUB-TOTAL	1,409

TOTAL	$1,450

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Donations - Account 426.1
(In Thousands)

Instructions:

Provide a listing of the amount included in Account 426.1, “Donations,” classifying the expenses by its purpose. The aggregate number and amount of all items of less that $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount

Highwoods Realty Limited Partnership	Community support	$100
Greater Kansas City Community Foundation	Community support	50
Mid America Assistance Coalition	Community support	20
Kansas City Public Television	Community support	5
Kansas City Neighborhood Alliance	Community support	4
Other community support (4)	Community support	4
Other-payroll	Community support	73

Overland Park Convention Center	United Way	4
Other United Way (3)	United Way	3

Spencer, Fane, Britt & Browne	Low income support	4

Central School Fund	Educational support	5
Metropolitan Alliance for Adult Learning	Educational support	5
Shawnee Indian Mission	Educational support	5
Other education support (4)	Educational support	3

Other-Youth support (4)	Youth support	4

TOTAL		$289

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Other Deductions - Account 426.5
(In Thousands)

Instructions:

Provide a listing of the amount included in Account 426.5, “Other Deductions,” classifying such expenses according to their nature.

Description	Name of Payee	Amount

Miscellaneous community activities and dues	Various	$32

TOTAL		$32

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Schedule XVIII – Notes to Statement of Income

Instructions:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV — Notes to Financial Statements

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Organizational Chart

December 31, 2003

Great Plains Energy Incorporated*

          President and Chief Executive Officer – William H. Downey

                     Executive Vice President – Corporate And Shared Services and Corporate Secretary – Jeanie S. Latz

                     Senior Vice President – Finance, Chief Financial Officer and Treasurer – Andrea F. Bielsker

                     General Counsel – William G. Riggins

                     Vice President – Public Affairs – Brenda Nolte

                     Vice President – Human Resources – Andrew B. Stroud, Jr. (1)

                     Controller – Lori A. Wright

* GPES is a statutory closed corporation without a board of directors.

(1) Mr. Stroud left the company in February 2004.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2003

Methods of Allocation

Construction Work in Progress and Other Balance Sheet Expenditures-All costs incurred by GPES for the benefit of client companies and charged to a construction, undistributed stores expense or clearing account, must be billed to the client company. These costs are billed to the client companies based on the project ID. For example, a charge to a construction work in progress account with a project belonging to the power division will be billed to KCP&L Power Division.

Revenues and Expenses-Revenues and expenses are classified into the following four basic groups for allocation purposes — divisional overheads, service company support, direct billings and indirect billings.
1.

Divisional Overheads-These are the miscellaneous costs incurred to provide the infrastructure support to various departments within GPES. These costs include such things as occupancy costs such as building lease costs or depreciation, and general departmental costs such as office supplies used to support GPES. These charges are allocated over the current period direct labor charges of the services provided. For example, the overhead costs of the accounting division are allocated over the direct labor that is charged by accounting personnel to service company support, direct billings and indirect billings.

2.

Service Company Support-These are costs incurred by GPES to support its own operations. For example, payroll service for GPES personnel are allocated over the current period direct labor charges for direct billings.

3.

Direct Billings-These are costs incurred by GPES to provide specific services to a specific client company and include the divisional overheads and service company support allocated from above. These costs are billed to the client company based on the owner of the project charged.

4.

Indirect Billings-These are cost incurred by GPES to provide specific services such as payroll where multiple client companies benefit. These costs will be billed to client companies based on predefined indirect allocation factors. For example, the cost to provide payroll services to a client will be billed based on headcount. The indirect factors are listed below.

Indirect Billing Factors:

Head Count Ratio

A ratio where the numerator is the headcount of a client and the denominator is the headcount of all clients. These ratios are revised quarterly, based on figures as of March 31, June 30, September 30 and December 31.

Purchase Order Ratio

A ratio where the numerator is the number of purchase order lines (of selected PO types) created for the client and the denominator is the total combined number of purchase order lines created for all clients. These ratios are developed monthly, using the current month data.

Invoice Ratio

A ratio where the numerator is the number of voucher lines (of selected types of vouchers) entered for the client and the denominator is the total combined number of voucher lines entered for all clients. These ratios are developed monthly, using the current month data.

Square Footage Ratio

A ratio where the numerator is the actual square footage of a client and the denominator is the total square footage of the shared facility. The ratio is revised as necessary.

PC Ratio

A ratio where the numerator is the number of personal computers assigned to a client and the denominator is the total number of personal computers assigned to all clients. These ratios are revised quarterly, based on figures as of March 31, June 30, September 30 and December 31.

Total Billing Ratio

A ratio where the numerator is the actual expense charged to a client by the Service Company and the denominator is the total actual expenses charged to all clients by the Service Company. This ratio is revised monthly based upon prior month data.

Capitalization Ratio

A ratio where the numerator is the total capitalization (total common stockholder’s equity, preferred stock, and long-term debt) of the Service Company or client, and the denominator is the total combined capitalization (total common stockholder’s equity, preferred stock, and long-term debt) of the Service Company and clients. This ratio is revised quarterly based upon figures as of March 31, June 30, September 30 and December 31.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Annual Statement of Compensation for Use of Capital Billed

Not Applicable

Great Plains Energy Services does not bill its associate client companies for compensation of equity capital.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Great Plains Energy Services Incorporated
(Name of Reporting Company)

Lori A. Wright, Controller
(Printed Name and Title of Signing Officer)

By:  /s/ Lori A. Wright
Date:  April 29, 2004